CUSIP No.559775101                 13D                    Page 1 of 10 Pages


                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 1)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                            Maguire Properties, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    559775101
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Jonathan Brooks
                            Smithwood Advisers, L.P.
                      1999 Avenue of the Stars, Suite 2040
                              Los Angeles, CA 90067
                                 (310) 286-2929

                                 With a copy to:
                                 Marc Weingarten
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 6, 2007
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 10 Pages)

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CUSIP No.559775101                 13D                    Page 2 of 10 Pages


     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.559775101                 13D                    Page 3 of 10 Pages

-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            JMB Capital Partners Master Fund, L.P.
            0001408898

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,993,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,993,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,993,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            6.34%
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                 13D                    Page 4 of 10 Pages

-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Smithwood Advisers, L.P.
            0001362178
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,993,000  shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,993,000  shares of Common Stock
-------------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,993,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            6.34 %
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON ** PN

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------------------------------------------------------------------------

CUSIP No.559775101                 13D                    Page 5 of 10 Pages

-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Smithwood General Partner, LLC
            0001362164
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,993,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,993,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,993,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            6.34%
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON ** CO

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
-----------------------------------------------------------------------------

CUSIP No.559775101                 13D                    Page 6 of 10 Pages
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Smithwood Partners, LLC
            0001335705
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,993,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,993,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,993,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            6.34%
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------------------------------------------------------------------------

CUSIP No.559775101                 13D                    Page 7 of 10 Pages

-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Jonathan Brooks

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,993,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,993,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            2,993,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            6.34%
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
-------------------------------------------------------------------------------

CUSIP No.559775101                    13D                    Page 8 of 10 Pages
-------------------------------------------------------------------------------

The Schedule 13D filed on November 13, 2007 (the "Original 13D") by JMB Capital Partners Master Fund L.P., a Cayman Island limited partnership, Smithwood Advisers, L.P., a California limited partnership, Smithwood General Partner, LLC and Smithwood Partners, LLC, both California limited liability companies, and Jonathan Brooks, a United States citizen (collectively, the "Reporting Persons"), is hereby amended by this Amendment.


Item 3.     Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Common Stock purchased by the Master Fund was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $76.8 million.


 Item 5.    Interest in Securities of the Issuer.

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are supplemented by the addition of the following:

               (a) As of the date December 6, 2007, the Master Fund holds 2,993,000 shares of Common Stock. By virtue of their investment management authority, each of the other Reporting Persons also may be deemed the beneficial owner of the shares held by the Master Fund, but each disclaims such beneficial ownership.

                    Percentage: Approximately 6.34% as of December 6, 2007. The percentages used herein are calculated based upon 47,182,636 shares outstanding, which reflects the number of shares of Common Stock outstanding as of November 1, 2007, as reported in the Company's quarterly report on Form 10-Q filed on November 9, 2007.

               (c) The transactions in the Common Stock since the Original 13D by the Master Fund, which were all in the open market, are set forth in Schedule B hereto, and are incorporated herein by reference.

CUSIP No.559775101                 13D                    Page 9 of 10 Pages
-------------------------------------------------------------------------------


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  December 6, 2007

JMB CAPITAL PARTNERS MASTER FUND, L.P.      SMITHWOOD ADVISERS, L.P.

By: Smithwood Partners, LLC,                By: Smithwood General Partner, LLC,
    General Partner                             General Partner

By: /s/ JONATHAN BROOKS                     By: /s/ JONATHAN BROOKS
    ---------------------                       ---------------------
Name:  Jonathan Brooks                          Name:  Jonathan Brooks
Title  Managing Member                          Title  Managing Member

SMITHWOOD GENERAL PARTNER, LLC                  SMITHWOOD PARTNERS, LLC

By: /s/ JONATHAN BROOKS                         /s/ JONATHAN BROOKS
    ---------------------                       -------------------------
Name:  Jonathan Brooks                          Name:  Jonathan Brooks
Title  Managing Member                          Title: Managing Member

JONATHAN ?BROOKS
/s/ JONATHAN BROOKS
-------------------------

CUSIP No.559775101                 13D                    Page 1 of 10 Pages
-------------------------------------------------------------------------------

                                   Schedule B

Transactions by the Reporting Persons since November 13, 2007:

Purchaser: JMB Capital Partners Master Fund, L.P.


DATE            TRANSACTION TYPE      NUMBER OF SHARES      PRICE PER SHARE
---------       ----------------      ----------------   --------------------
                                                         (Net of commissions)
11/12/2007          Purchase              300,000             $26.24
11/12/2007          Purchase                2,700              25.52
11/21/2007          Purchase               50,000              26.54
12/06/2007          Purchase              100,000              24.90
12/07/2007          Purchase              150,000              24.58
12/10/2007          Purchase               25,300              25.27
12/11/2007          Purchase              215,000              25.80